Exhibit 8.1

[Letterhead of Harter, Secrest & Emery LLP]

            , 2003

Health Management Associates

5811 Pelican Bay Boulevard, Suite 500

Naples, Florida 34108-2710

Ladies and Gentlemen:

We have acted as counsel to Health Management Associates, Inc., a Delaware corporation (the “Company”), in connection with the registration on Form S-3 (the “Registration Statement”) of $575,000,000 aggregate principal amount at maturity of the Company’s 1.50% Convertible Senior Subordinated Notes Due 2023 (the “Notes”), and 15,749,239 shares of class A common stock, $0.01 par value, of the Company, as may be reserved for issuance upon conversion of the Notes, under an Indenture dated as of July 29, 2003 between the Company and Wachovia Bank, National Association (the “Indenture”).

In arriving at the opinion expressed below, we have reviewed the following documents:

(a)	the Registration Statement;

(b)	the Notes in global form as executed by the Company; and

(c)	an executed copy of the Indenture.

In addition, we have made such investigations of law as we have deemed appropriate as a basis for the opinion expressed below. In rendering the opinion expressed below, we have assumed the authenticity of all documents submitted to us as originals and the conformity to the originals of all documents submitted to us as copies.

Based on the foregoing, we are of the opinion that the statements set forth under the heading “Certain United States Federal Income Tax Considerations” in the Registration Statement, insofar as such statements purport to summarize certain federal income tax laws of the United States, constitute a fair summary of the principal U.S. federal income tax consequences of an investment in the Notes.

The opinions expressed herein are solely for your benefit, and may be relied upon only by you.

Very truly yours,